SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008,
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from                      to
Commission file number 1-32630
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
The Fidelity National Financial Group 401(k) Profit Sharing Plan.
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fidelity National Financial, Inc., 601 Riverside Ave., Jacksonville, FL 32204
REQUIRED INFORMATION
     Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Financial Statements and Schedules
December 31, 2008 and 2007
(With Report of Independent Registered Public Accounting Firm)

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
All other schedules are omitted because they are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.
EXHIBIT 23, Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
The Administrative Committee
Fidelity National Financial Group 401(k) Profit Sharing Plan:
We have audited the accompanying statements of net assets available for benefits of Fidelity National Financial Group 401(k) Profit Sharing Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008 and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
June 26, 2009
Jacksonville, Florida
Certified Public Accountants

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value:
Cash and cash equivalents	$2,417,231	$2,872,823
Common/collective trust funds	267,251,529	294,096,987
Corporate bond fund	19,757,679	9,718,069
Mutual funds	262,424,790	423,524,766
Common stock	47,548,595	83,873,608
Employer common stock	107,472,132	105,294,775

Total investments	706,871,956	919,381,028

Participant loans	25,589,186	27,982,114

Receivables:
Participant contributions	1,267,821	2,029,556
Employer contributions	—	764,009
Due from broker for securities sold	1,256,953	9,934,781
Accrued dividends	752,737	1,429,908
Accrued interest	1,156	37,795

Total receivables	3,278,667	14,196,049

Total assets	735,739,809	961,559,191

Liabilities:
Refund of excess contributions	2,365	7,291
Due to broker for securities purchased	949,475	4,632,040

Total liabilities	951,840	4,639,331

Net assets available for benefits before adjustment	734,787,969	956,919,860

Adjustment from fair value to contract value for interest in collective trust funds relating to fully benefit-responsive investment contracts	11,871,727	679,578

Net assets available for benefits	$746,659,696	957,599,438

See accompanying notes to financial statements.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2008 and 2007

	2008	2007
Investment (loss) income:
Net depreciation in investments	$(155,746,265)	(16,257,989)
Interest	4,325,894	3,898,184
Dividends	11,721,451	15,401,491

Investment (loss) income, net	(139,698,920)	3,041,686

Contributions:
Participant	59,851,144	85,643,184
Employer – cash contributions	—	23,021,792

Total contributions	59,851,144	108,664,976

Transfer in of net assets from merged plans	2,511,243	148,045

	(77,336,533)	111,854,707

Deductions from net assets attributed to:
Benefits paid to participants	133,174,826	120,267,374
Administrative expenses	428,383	470,107

Total deductions	133,603,209	120,737,481

Net decrease	(210,939,742)	(8,882,774)

Net assets available for benefits:
Beginning of year	957,599,438	966,482,212

End of year	$746,659,696	957,599,438

See accompanying notes to financial statements.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(1)	Description of Plan

The following description of Fidelity National Financial Group 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a)	General
The Plan is a defined contribution plan covering all employees of Fidelity National Financial, Inc. (FNF or the Company) and its Affiliated and Related Companies, who have attained age 18 and have completed 90 days of service, and have elected to participate in the Plan. Affiliated Companies are defined as members of a controlled group of corporations or other entities that are under common control. Related Companies, while related, are not considered members of a controlled group of corporations or other entities that are under common control. Temporary employees who have not completed at least 1,000 hours of service are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan and its related trust are intended to qualify as a profit-sharing plan and trust under section 401(a) and 501(a) of the Internal Revenue Code (IRC), with a cash or deferred arrangement within the meaning of section 401(k) of the IRC. In addition, the Plan is intended to qualify as a stock bonus plan that satisfies the requirements of an employee stock ownership plan within the meaning of section 4975(e)(7) of the IRC. That portion of the Plan is designed to invest primarily in shares of FNF common stock.
(b)	Administration
During 2008 and 2007, the trustee of the Plan was Wells Fargo Bank, NA (Wells Fargo). Wells Fargo also performs participant recordkeeping and other administrative duties for the Plan. The Administrative Committee of the FNF Board of Directors oversees the Plan’s operations.
(c)	Plan Amendments
Effective January 1, 2008, the Plan Committee amended the Plan document to require each eligible employee of the Company to contribute a minimum of 3% of pre-tax compensation to the Plan unless an affirmative contrary election is made by the employee.

Effective January 1, 2008, the Plan Committee elected to amend the section of the Plan document governing matching contributions to allow matching contributions solely at the discretion of the Company, provided that any discretionary matching contribution is applied as a uniform percentage. Prior to January 1, 2008, the Company made matching contributions equal to 50% of a participant’s deferral up to 6% of eligible compensation. As of January 1, 2008, matching contributions by the Company have been discontinued (see footnote 1(e)).

Effective January 1, 2007, the entire Plan document was amended and restated to comply with changes in the IRC and the Employee Retirement Income Security Act of 1974 (ERISA), as enacted in recent federal statutes and to incorporate previously adopted Plan amendments.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(d)	Plan Mergers
Following approval by the board of directors of the Company, Grundy Pioneer Title Company Inc. 401(k) Plan (the Grundy Plan), ATM Corporation of America 401(k) Profit Sharing Plan and Trust (the ATM Plan), and Go Apply 401(k), defined contribution employee benefit plans, were merged into the Plan effective November 1, 2008, September 29, 2008, and October 1, 2007, respectively. The accompanying statements of changes in net assets available for benefits reflect the transfer in of net assets of $13,897 from the Grundy Plan and $2,401,020 from the ATM Plan in 2008 and $148,045 from the Go Apply 401(k) plan in 2007. In addition, participant loans totaling $96,326 were transferred to the Plan in 2008.
(e)	Contributions
During 2008 and 2007, participants could generally contribute up to 40% of their pretax annual compensation, as defined in the Plan. For the 2007 year, the contributions of highly compensated employees, as defined by applicable provisions of the IRC, were limited to 7% of pretax annual compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, as well as direct rollovers from individual retirement accounts or annuities. Participants direct the investment of their contributions into various investment options offered by the Plan. At December 31, 2008 and 2007, the Plan offered four common/ collective trust funds, one corporate bond fund, and eight mutual funds, and one common stock fund which invests solely in Company stock as investment options for participants. During Plan year 2007, the Company made matching contributions equal to 50% of participant deferrals up to 6% of eligible compensation for all Company employees. As of January 1, 2008, matching contributions by the Company were discontinued. At the option of the Company’s board of directors, matching contributions may be resumed in the future and discretionary contributions may also be made by the Company. No discretionary contributions were made by the Company during the Plan years ended December 31, 2008 and 2007. All Company contributions are participant directed. Contributions are subject to certain limitations established by the Internal Revenue Service.
(f)	Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s contribution as applicable, and an allocation of Plan earnings and charged with an allocation of Plan losses, if any.

Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(g)	Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon, is based on years of service as follows:

Vested
Number of years of service	percentage
Less than 1 year	0%
1 year	34
2 years	67
3 years or more	100
During 2008 and 2007, in response to the declining title insurance market, the Company reduced its number of employees. As a result, it was determined in 2008 that the Plan had experienced a partial termination under Treasury Regulations Section 1.411(d)(2), and all employees who were terminated involuntarily as a result of job elimination or reduction in force beginning January 1, 2007, became 100% vested in their Plan accounts regardless of their years of service. For such participants who were terminated during 2008 and 2007, $83,172 and $414,815, respectively, in employer match amounts and the earnings thereon were restored to their accounts and immediately vested. The partial plan termination has continued through the first part of 2009.
(h)	Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months, or 50% of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. Interest rates range from 4.25% to 10.5% on loans outstanding as of December 31, 2008, and from 5.0% to 10.5% on loans outstanding as of December 31, 2007. Principal and interest is paid ratably through payroll deductions.
(i)	Payment of Benefits
Upon retirement, termination of service, disability, or the attainment of age 59 1/2, a participant may receive all or part of the value of the participant’s vested interest in his or her account as a lump-sum distribution. Upon death of a participant, the balance of the participant’s vested interest in his or her account will be distributed in a lump sum to the participant’s beneficiary. Certain other withdrawals are allowed by the Plan under very limited circumstances as described in the Plan document.
(j)	Forfeited Accounts
At December 31, 2008 and 2007, forfeited nonvested accounts totaled $300,813 and $328,510, respectively. Forfeitures may be allocated to current participants’ accounts, or may be used to restore the accounts of former participants, pay administrative expenses of the Plan if not paid by the Plan

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
sponsor, or reduce future Company contributions. During Plan year 2007, forfeitures of nonvested accounts of $1,224,325 were used to reduce Company contributions.
(k)	Administrative Expenses
Administrative expenses of the Plan that are not paid by the Plan Sponsor are paid by the Plan.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation
The financial statements of the Plan are prepared under the accrual method of accounting.
(b)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(c)	Risk and Uncertainties
The Plan provides for various investment options in common/collective trust funds, corporate bond funds, mutual funds, and common stock. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect the participants’ account balances and the amounts reported in the financial statements.
(d)	Concentration of Investments
Previously, the Plan covered all eligible employees of another company also called Fidelity National Financial, Inc. (Old FNF). The Company and Fidelity National Information Services, Inc. (FIS) were each majority-owned subsidiaries of Old FNF and each company’s eligible employees were covered under the Plan. In 2006, Old FNF distributed its ownership interest in the Company to its shareholders and merged with FIS. This resulted in a distribution of FIS common stock to Plan participants who held shares of Old FNF and the transfer of account balances relating to employees of FIS to Fidelity National Information Services 401(k) Profit Sharing Plan. In 2008, FIS completed the spin-off of Lender Processing Services, Inc. (LPS) by distributing all of its shares of LPS to FIS shareholders through a stock dividend. As a result, Plan participants who held FIS shares at the time of the spin-off received shares of LPS. After 2009, the Plan will no longer allow participant accounts to hold shares of FIS and LPS. Accordingly, at the end of 2009, any such investments held in participant accounts will be sold and the proceeds will be invested in the Oakmark Equity and Income Fund, and may then be directed by the participant.

Included in the Plan’s net assets available for benefits at December 31, 2008 are investments in the Company’s common stock (6,036,523 shares) amounting to $107,472,132, or approximately 14% of net assets, in FIS common stock (1,540,469 shares) amounting to $25,063,436, or approximately 3%

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
of net assets, and in LPS common stock (763,503 shares) amounting to $22,485,159, or approximately 3% of net assets.

Included in the Plan’s net assets available for benefits at December 31, 2007 are investments in the Company’s common stock (7,207,062 shares) amounting to $105,294,775, or approximately 11% of net assets, and in FIS common stock (2,016,677 shares) amounting to $83,873,608, or approximately 9% of net assets.
(e)	Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of mutual funds and the corporate bond fund are valued at the net asset value of shares held by the Plan at year-end. The common/collective trust fund investments are valued based on the underlying unit values reported by the respective fund’s audited financial statements as of the Plan’s year end. The common stock of FNF, FIS, and LPS are valued at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

One of the investment options offered by the Plan, the Wells Fargo Stable Return Fund N (the Stable Return Fund), is a common collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is fully invested in contracts deemed to be fully benefit-responsive within the meaning of Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires that the Plan report its investment in the Stable Return Fund at fair value. However, contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits. Accordingly, in the Statements of Net Assets Available for Benefits, the Stable Return Fund, along with the Plan’s other investments, is stated at fair value with a corresponding adjustment to reflect the investment in the Stable Return Fund at contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.
(f)	Participant Loans
Participant loans are not considered investments and are recorded at amortized cost.
(g)	Payment of Benefits
Benefits are recorded when paid.
(3)	Fair value measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements by establishing a fair value hierarchy based on the quality of inputs used to measure fair value.

SFAS 157 does not require any new fair value measurements, but applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for financial

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
statements for fiscal years beginning after November 15, 2007. The Company adopted SFAS 157 as of January 1, 2008.
The fair value hierarchy established by SFAS 157 includes three levels which are based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. In accordance with SFAS No. 157, the Plan’s financial assets and liabilities that are recorded on the Statements of Net Assets Available for Benefits are categorized based on the inputs to the valuation techniques as follows:
Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that we have the ability to access.
Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.
Level 3. Financial assets and liabilities whose values are based on model inputs that are unobservable.
The following table presents our fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008 (in thousands):

	Level 1	Level 2	Total
Cash and cash equivalents	$2,417,231	$—	$2,417,231

Common/collective trust funds	—	267,251,529	267,251,529

Mutual funds	262,424,790	—	262,424,790

Corporate bond fund	19,757,679	—	19,757,679

Common stocks	155,020,727	—	155,020,727

Total	$439,620,427	$267,251,529	$706,871,956

The Plan’s level 1 and level 2 fair value measures are provided by a third-party pricing service. This pricing service is a leading global provider of financial market data, analytics and related services to financial institutions. See footnote 2(e) for a description of the fair value measures used for each type of investment.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(4)	Investments

The following presents the Plan’s investments, at fair value, as of December 31, 2008 and 2007 with individual investments that represent 5% or more of the Plan’s net assets separately identified:

	2008	2007
Wells Fargo Stable Return Fund	$212,044,636	$195,164,227
Fidelity National Financial, Inc. Common Stock	107,472,132	105,294,775
Oakmark Equity and Income Fund	92,295,669	118,033,195
ABN Amro Growth Fund	63,817,908	120,339,280

Wells Fargo S&P 500 Index Fund	35,267,781	62,474,488
Julius Baer International Equity Fund Institutional Shares #1523	32,896,924	66,081,030
Fidelity National Information Services, Inc. Common Stock	25,063,436	83,873,608
All other investments less than 5%	138,013,470	168,120,425

Total	$706,871,956	$919,381,028

As stated in note 2(f) above, the Stable Return Fund, which is deemed to be fully benefit-responsive, is stated at fair value on the Statement of Net Assets Available for Benefits, with a corresponding adjustment to reflect contract value. The fair value of this fund as of December 31, 2008 and 2007 was $212,044,636 and $195,164,227, respectively. The contract value of the fund as of December 31, 2008 and 2007, which is a component of net assets available for benefits, totaled $223,916,363 and $195,843,805, respectively. During 2008 and 2007, this fund yielded approximately 4.26% and 4.57%, respectively.

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value, by investment type, as follows:

	2008	2007
Net appreciation (depreciation) in fair value of investments:
Common/collective trust funds	$(37,133,986)	$15,751,262
Corporate bond fund	68,250	185,764
Mutual funds	(130,710,790)	31,371,690
Common stock	(18,642,033)	8,203,714
Employer common stock	19,480,145	(70,034,223)

Net depreciation in fair value of investments	(166,938,414)	(14,521,793)

Net adjustment from fair value to contract value for interest in collective trust funds relating to fully benefit-responsive investment contracts	11,192,149	(1,736,196)

Net depreciation in investments	$(155,746,265)	$(16,257,989)

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
Dividends on Fidelity National Financial, Inc. (FNF) common stock totaled $6,662,929 and $8,581,247 in 2008 and 2007, respectively.

Dividends on Fidelity National Information Services, Inc. (FIS) common stock totaled $337,421 and $469,171 in 2008 and 2007, respectively.

Dividends on Lender Processing Services, Inc. (LPS) common stock totaled $156,173 in 2008.
(5)	Nonparticipant-Directed Investments

At December 31, 2008 and 2007, the Plan held $467,395 and $288,354, respectively, in cash and cash equivalents that were nonparticipant-directed. In each case, the nonparticipant-directed amounts were allocated to plan participants subsequent to year-end. Components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	2008	2007

Beginning balance	$288,354	$—

Interest	10,178	3,720

Dividends	870,870	513,793

Administrative expenses	(240,253)	(229,159)

Transfers to participant-directed investments	(461,754)	—

Ending Balance	$467,395	$288,354

(6)	Transactions with Parties-in-Interest

Certain Plan investments are shares of common collective trust funds managed by Wells Fargo Trust Operations (Wells Fargo). Wells Fargo is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. As described in notes 2(e) and 4, Plan investments also include shares of the common stock of the Company and shares of the common stock of FIS and LPS, also parties-in-interest.

(7)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company’s contributions as applicable.

(8)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 14, 2005 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

It is the Plan’s policy to account for any uncertainties in income tax law in accordance with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting for uncertain tax positions and requires that the Plan recognize the impact of such a tax position in its financial statements if, upon ultimate settlement, that position is more likely than not to be sustained. No such uncertain tax positions have been recognized by the Plan.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the 2008 Form 5500 expected to be filed and the 2007 Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$746,659,696	$957,599,438
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts	(11,871,727)	(679,578)

Net assets available for benefits per the expected Form 5500	$734,787,969	$956,919,860

The following is a reconciliation of investment (loss) income per the financial statements to the Form 5500 expected to be filed for the year ended December 31, 2008 and the Form 5500 for December 31, 2007:

	2008	2007
Total investment (loss) income per the financial statements	$(139,698,920)	$3,041,686
Plus: Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	679,578	2,415,774
Less: Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(11,871,727)	(679,578)

Total investment (loss) income per the expected Form 5500	$(150,891,069)	$4,777,882

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008

Identity of issuer, borrower,
lessor, or similar party	Description of investment	Shares/units	Cost	Current value
	Cash and cash equivalents
* Wells Fargo Trust Operations	Wells Fargo Short-term Investment Fund	1,949,836	$(1)	$1,949,836
* Wells Fargo Trust Operations	Wells Fargo Advantage Cash Investment Money Market	467,395	467,395	467,395

	Common/collective trust funds:
* Wells Fargo Trust Operations	Wells Fargo S&P 500 Index Fund	864,195	(1)	35,267,781
* Wells Fargo Trust Operations	Wells Fargo Stable Return Fund	5,177,101	(1)	212,044,636
* Wells Fargo Trust Operations	Wells Fargo S&P Midcap Fund	1,058,371	(1)	12,044,255
* Wells Fargo Trust Operations	Well Fargo International Equity Fund	823,240	(1)	7,894,857

	Corporate bond fund:
Vanguard	Vanguard Intermediate Term Bond Fund	1,874,313	(1)	19,757,679

	Mutual funds:
ABN Amro Asset Management, Inc.	ABN Amro Growth Fund	3,140,646	(1)	63,817,908
Baron	Baron Small Cap Fund	1,205,363	(1)	17,164,365
Julius Baer	Julius Baer International Equity Fund Institutional Shares #1523	1,338,567	(1)	32,896,924
Oakmark Equity and Income	Oakmark Equity and Income Fund	4,280,879	(1)	92,295,669
Robertson Stephens	Robertson Stephens Value Fund Class A	424,979	(1)	6,370,432
The Dreyfus Corporation	Dreyfus Small Cap IndexFund	412,262	(1)	5,520,177
The Dreyfus Corporation	Dreyfus Intermediate Term Income Fund	2,372,714	(1)	26,479,442
Van Kampen Investments	Van Kampen Comstock Fund	1,647,916	(1)	17,879,873

	Common stocks:
* Fidelity National Financial, Inc.	Fidelity National Financial, Inc.	6,036,523	(1)	107,472,132
* Fidelity National Information Services, Inc.	Fidelity National Information Services, Inc.	1,540,469	(1)	25,063,436
* Lender Processing Services, Inc.	Lender Processing Services, Inc.	763,503		22,485,159

* Participant loans	Participant loans, various maturities, interest rates 4.25% – 10.5%, balances collateralized by participant account, a total of 5,624 loans are outstanding			25,589,186

				$732,461,142

*	Party in interest.

(1)	Cost information has not been included because investments are participant directed.
See accompanying report of independent registered public accounting firm.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
December 31, 2008

	Relationship		Amount on	Lost
Identity of Party Involved	to Plan	Description of transaction	Line 4(a)	Interest
Fidelity National Financial, Inc.	Plan sponsor	Earnings on 2005 delinquent deferrals not deposited to the Plan in a timely manner	65	9
In 2005, a deposit to the Plan of a delinquent contribution unintentionally excluded the lost interest on that contribution. This amount was remitted to the trustee in 2008, along with the lost interest amount noted above.
See accompanying report of independent registered public accounting firm.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

The Fidelity National Financial Group 401(k) Profit Sharing Plan
Date: June 26, 2009	/s/ KAREN HARPER
KAREN HARPER
TRUSTEE

EXHIBIT INDEX

Exhibit No.
23	Consent of KPMG, LLP